Exhibit 99.1

UNITED BISCUITS FINANCE plc

Quarterly Report

First Quarter 2004

Registered Office: Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE, United Kingdom

UNITED BISCUITS FINANCE plc

INDEX TO QUARTERLY REPORT

1.	FINANCIAL AND OPERATING HIGHLIGHTS

2.	UNAUDITED CONDENSED CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Profit and Loss Accounts for the 16 weeks ended April 24, 2004 and the 16 weeks ended April 19, 2003

Unaudited Condensed Consolidated Statements of Total Recognized Gains and Losses for the 16 weeks ended April 24, 2004 and the 16 weeks ended April 19, 2003

Unaudited Condensed Consolidated Balance Sheet as at April 24, 2004 and Audited Condensed Consolidated Balance Sheet as at January 3, 2004

Unaudited Condensed Consolidated Cash Flow Statements for the 16 weeks ended April 24, 2004 and the 16 weeks ended April 19, 2003

Unaudited Consolidated Statement of Changes in Shareholder’s Funds as at April 24, 2004

Notes to the Unaudited Condensed Consolidated Quarterly Financial Statements

3.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report includes statements that are, or may be deemed to be, “forward-looking statements” within the meaning of U.S. securities laws. The terms “anticipates,” “expects,” “intends,” “may,” “will” or “should” and other similar expressions identify forward-looking statements. These statements appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which the company operates.

Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled “Risk Factors” in the company’s annual report on Form 20-F filed with the SEC on March 30, 2004 for a discussion of some of these factors. The company undertakes no obligation to publicly update or revise any forward-looking statements, except as may be required by law.

UNITED BISCUITS FINANCE plc

FINANCIAL AND OPERATING HIGHLIGHTS

Financial Summary

Turnover from continuing operations in the first quarter of 2004 increased from £368.7 million to £369.1 million compared to the first quarter of 2003, an increase of £0.4 million, or 0.1%. Business profit from continuing operations decreased from £32.4 million in the first quarter of 2003 to £31.8 million in the first quarter of 2004, a decrease of £0.6 million or 1.9%.

	16 weeks ended April 24, 2004	16 weeks ended April 19, 2003
		(Restated)(2)
	(£ million)
Continuing Operations
Turnover	369.1	368.7
Cost of sales	(209.8)	(205.7)
Gross profit	159.3	163.0
Distribution, selling & marketing costs	(117.6)	(115.2)
Administrative expenses	(29.4)	(32.3)
Other income	2.2	0.8

Operating profit before exceptional items and goodwill	14.5	16.3

Business profit(1)	31.8	32.4

Total Operations
Profit before interest	1.2	4.7
Interest and other finance expense	(47.0)	(57.0)
Tax	(1.6)	(2.0)

Loss on ordinary activities after tax	(47.4)	(54.3)

Cash inflow before use of liquid resources	2.9	—

(1)   Business profit is the primary measure by which our management monitors our business performance. Business profit represents the profit or loss from continuing operations before interest, tax, depreciation, amortization, share of profit of joint ventures and exceptional items. Due to our highly leveraged status, we believe that business profit also provides useful information to our investors and lenders regarding our ability to meet future debt service requirements, our cash-generating capability and our ability to comply with financial covenants. Business profit by segment and reconciliations of business profit to profit before interest for the 16 week period ended April 19, 2003 and the 16 week period ended April 24, 2004  are set out in Note 2 of Notes to the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report.

(2)   The amounts for 2003 have been restated to reflect the adoption of FRS 17 (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements).

Operating Summary

•           Priority brand growth

A key element of our strategy is to increase the scale and strength of our priority brands. In the first quarter of 2004, we continued to drive branded sales which increased by 0.8% over the first quarter of 2003, while our priority brands grew 1.9% in the same period.

We remain committed to our program of focused marketing and new product innovation. Launches planned for the first quarter of 2004 have taken place in accordance with this program except in the Netherlands, where strong pricing pressures are currently being experienced and we have rescheduled planned launches to ensure they have the maximum impact in the current environment.

•           Urgent and substantial cost release

To enable us to achieve our short-term financial goals and release additional funds to invest in our priority brands, we have continued to drive forward our cost release program. This has resulted in savings of £100 million in the three-year period to the end of 2003 and approximately £7 million in the first quarter of 2004.

The conclusions of prior year reviews of overhead structures supporting manufacturing processes continue to be implemented across the United Kingdom, Northern Europe and Southern Europe. In February 2003, we announced our proposal to close our Ashby-de-la-Zouch biscuit factory by the end of 2004. The transfer of production from this site to our other biscuit factories in the United Kingdom is progressing in line with plan. In December 2003 we closed our small dry mix facility in Tunisia, and transferred production to our dry mix facility at Montornes in Spain.

•           Acquisitions and dispositions

On February 20, 2004 we reached an agreement to purchase Triunfo Productos Alimentares S.A. The acquisition is currently subject to the approval of the Portuguese competition authorities. Triunfo is the leading biscuit manufacturer in Portugal and holds some of the most prestigious brand names in the Portuguese biscuit sector, including Hookie, Clasicas, Waferland, Corintia and Chipmix.

On May 14, 2004 we announced our intention to sell the Benelux snacks business to Roger & Roger, a local snacks manufacturer. This proposal will support our strategy of focusing on the biscuits markets across continental Western Europe and on the biscuits and snacks markets in the United Kingdom. A formal proposal for the sale of the business has been put to employee representatives in the Netherlands and Belgium.

UNITED BISCUITS FINANCE plc

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS

(UNAUDITED)

	Note	16 weeks ended April 24, 2004	16 weeks ended April 19, 2003
			(Restated)(1)
		(£ million)
Turnover
Continuing operations	2	369.1	368.7
Cost of sales		(209.8)	(205.7)
Gross profit		159.3	163.0
Net operating expenses		(159.0)	(161.2)

Group operating profit		0.3	1.8
Other exceptional income		—	2.8
Share of operating profit in joint ventures Continuing operations		0.1	0.1
Operating profit	3	0.4	4.7
Profit on disposal of fixed assets		0.8	—

Profit before interest		1.2	4.7
Interest	4	(45.1)	(55.1)
Other finance expense		(1.9)	(1.9)
Loss on ordinary activities before tax		(45.8)	(52.3)
Taxation		(1.6)	(2.0)
Loss attributable to shareholder		(47.4)	(54.3)

(1)   The amounts for 2003 have been restated to reflect the adoption of FRS 17 (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements).

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc

CONDENSED CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED

GAINS AND LOSSES

(UNAUDITED)

	16 weeks ended April 24, 2004	16 weeks ended April 19, 2003
		(Restated)(1)
	(£ million)
Loss for the period	(47.4)	(54.3)
Translation differences on foreign currency net investments	(1.4)	2.1
Total recognized losses relating to the period	(48.8)	(52.2)

(1)   The amounts for 2003 have been restated to reflect the adoption of FRS 17 (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements).

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

			(Audited)
	Note	At April 24, 2004	At January 3, 2004
		(£ million)
Fixed assets
Intangible assets		587.4	598.6
Tangible assets		419.4	433.5
Investments—joint ventures		4.5	4.6
		1,011.3	1,036.7
Current assets
Stocks	6	81.2	81.0
Debtors		257.8	250.8
Cash and short-term deposits		55.9	31.4
		394.9	363.2
Creditors: amounts falling due within one year
Trade and other creditors		274.6	260.2
Loans, overdrafts and finance lease obligations	7	0.9	40.3
Taxation		1.4	1.1
		276.9	301.6

Net current assets		118.0	61.6
Total assets less current liabilities		1,129.3	1,098.3
Creditors: amounts falling due after more than one year
Loans and finance lease obligations	7	680.1	624.8
Amount due to parent company		852.6	824.4
Other creditors		1.4	1.9
Taxation		11.9	12.0
		1,546.0	1,463.1

Net pension liability		235.6	235.1
Provisions for liabilities and charges		37.7	41.3
		(690.0)	(641.2)
Capital and reserves
Called-up share capital		2.0	2.0
Profit and loss account		(692.0)	(643.2)
Shareholder’s funds		(690.0)	(641.2)

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

(UNAUDITED)

	16 weeks ended April 24, 2004	16 weeks ended April 19, 2003
		(Restated)(1)
	(£ million)
Reconciliation of operating profit to net cash inflow from operating activities
Operating profit before share of operating profit in joint ventures	0.3	4.6
Exceptional charges to operating profit	3.0	0.5
Operating profit before exceptionals	3.3	5.1
Depreciation and goodwill amortization	28.5	27.3
Increase in stocks	(2.2)	(3.9)
(Increase)/decrease in debtors	(12.4)	17.4
Increase/(decrease) in creditors	16.5	(12.6)
Expenditure against rationalization provisions and operating exceptionals	(7.6)	(9.3)
Other	(0.4)	2.7
Net cash inflow from operating activities	25.7	26.7

Cash flow statement
Net cash inflow from operating activities	25.7	26.7
Net cash outflow from returns on investments and servicing of finance	(13.9)	(25.1)
Tax (paid)/refunded	(0.1)	0.1
Net cash outflow from capital expenditure and financial investment	(8.8)	(5.3)
Other non-operating cash flows	—	3.6
Cash inflow before use of liquid resources and financing	2.9	—
Net cash (outflow)/inflow from management of liquid resources	(27.7)	2.0
Net cash inflow from financing	22.2	6.6
(Decrease)/increase in cash in the period	(2.6)	8.6

Reconciliation of net cash flow to movement in net borrowings
Net borrowings at beginning of period	(633.7)	(642.3)
(Decrease)/increase in cash for the period	(2.6)	8.6
Increase in debt	(24.4)	(9.3)
Management of liquid resources	27.7	(2.0)
Costs of raising finance	2.2	2.7
Exceptional amortization of finance charges	—	(11.9)
Other non-cash movements	0.2	—
Foreign exchange translation difference	5.5	(6.3)
Movement in net borrowings in the period	8.6	(18.2)
Net borrowings at end of period	(625.1)	(660.5)

(1)   The amounts for 2003 have been restated to reflect the adoption of FRS 17 (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements).

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S FUNDS

(UNAUDITED)

	Share capital	Profit and loss account	Total
	(£ million)

At January 3, 2004	2.0	(643.2)	(641.2)
Retained loss for the period	—	(47.4)	(47.4)
Exchange differences	—	(1.4)	(1.4)
At April 24, 2004	2.0	(692.0)	(690.0)

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.     Basis of preparation and description of business

These unaudited condensed consolidated financial statements have been prepared to show the performance of United Biscuits Finance plc and its respective subsidiaries (collectively the “Company” or the “Group”) for the 16-week periods ended April 24, 2004 and April 19, 2003.

The Company adopted the reporting requirements of FRS 17 – Retirement Benefits (“FRS 17”) in its primary financial statements for the 53 weeks ended January 3, 2004.

The adoption of FRS 17 decreased operating profit and shareholder’s funds and increased the loss attributable to shareholder for the first three quarters of 2003, compared with the previously reported amounts, as follows:

	16 weeks ended April 19, 2003	12 weeks ended July 12, 2003	12 weeks ended October 4, 2003	13 weeks ended January 3, 2004	53 weeks ended January 3, 2004
	(Restated)	(Restated)	(Restated)
	(£ million)
Group operating profit/(loss)
• as published	6.1	9.4	(5.8)
• operating expenses FRS 17	(4.3)	(3.2)	(3.2)
• as restated	1.8	6.2	(9.0)	11.6	10.6

Loss attributable to shareholder
• as published	(50.0)	(28.0)	(36.0)
• operating expenses FRS 17	(4.3)	(3.2)	(3.2)
• other finance expense	(1.9)	(1.3)	(1.4)
• tax charge	1.9	1.4	1.4
• as restated	(54.3)	(31.1)	(39.2)	(16.6)	(141.2)

Shareholder’s funds
• as published	(298.7)	(327.6)	(342.9)
• adoption of FRS 17	(225.6)	(228.7)	(231.9)
• as restated	(524.3)	(556.3)	(574.8)	(641.2)	(641.2)

These unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, that, in the opinion of management, are necessary to present fairly the financial information set forth therein. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United Kingdom have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Results of operations for the 16-week period ended April 24, 2004 are not necessarily indicative of future financial results. For further information on the group’s significant accounting policies refer to our Annual Report on Form 20-F filed with the SEC.

2.     Segmental Analysis

The Company is a leading manufacturer and marketer of biscuits and snacks in the United Kingdom and continental Western Europe. Our continuing operations were managed on a category basis until January 3, 2004 and the business was divided into seven segments: UK Biscuits, Northern Europe Biscuits, Southern Europe Biscuits, UK Snacks, General Export, Other (Benelux snacks) and Central. Since the beginning of 2004, the Company has combined its UK Biscuits and UK Snacks businesses into one UK business and now manages its operations through six segments reflecting the region-based operational management structure of the Company. These segments comprise UK, Northern Europe, Southern Europe, International Sales (formerly General Export), Other (Benelux snacks) and Central.

The results for the 16-week period ended April 19, 2003 have been restated to reflect the adoption of FRS 17 and the new structure, and UK Biscuits and UK Snacks results have been combined and reported as UK. Central includes corporate governance costs, including executive costs, and the costs of our legal, company secretarial, pension administration, tax and treasury functions.

The key performance measure used by senior management for the purpose of business decision-making and resource allocation is “business profit.” Business profit represents profit or loss from continuing operations before interest, tax, depreciation, amortization, share of profit of joint ventures and exceptional items.

	UK	Northern Europe	Southern Europe	International Sales	Other	Central	Total
	(£ million)
16 weeks ended April 24, 2004

Total turnover	234.5	73.2	54.2	10.6	7.6	—	380.1
Inter-segment turnover(2)	(1.8)	(7.3)	(1.9)	—	—	—	(11.0)
Group turnover	232.7	65.9	52.3	10.6	7.6	—	369.1
Business profit/(loss)	23.1	3.6	7.0	3.1	(0.9)	(4.1)	31.8
Depreciation, amortization and operating exceptional items	(12.9)	(3.4)	(1.8)	(0.1)	(0.5)	(12.8)	(31.5)
Group operating profit/(loss)	10.2	0.2	5.2	3.0	(1.4)	(16.9)	0.3
Other exceptional income							—
Share of operating profit in joint ventures							0.1
Operating profit							0.4
Profit on disposal of fixed assets							0.8
Profit before interest							1.2

Notes are on the following page.

	UK	Northern Europe	Southern Europe	International Sales	Other	Central	Total
	(£ million)
16 weeks ended April 19, 2003, as restated(1)

Total turnover	228.9	75.4	53.8	14.7	8.5	—	381.3
Inter-segment turnover(2)	(2.4)	(9.0)	(1.2)	—	—	—	(12.6)
Group turnover	226.5	66.4	52.6	14.7	8.5	—	368.7
Business profit/(loss)	25.0	2.8	7.0	3.6	(1.3)	(4.7)	32.4
Depreciation, amortization and operating exceptional items	(12.3)	(2.5)	(1.5)	(0.2)	(0.4)	(13.7)	(30.6)
Group operating profit/(loss)	12.7	0.3	5.5	3.4	(1.7)	(18.4)	1.8
Other exceptional income							2.8
Share of operating profit in joint ventures							0.1
Operating profit							4.7
Profit on disposal of fixed assets							—
Profit before interest							4.7

(1)   The amounts for 2003 have been restated following the adoption of FRS 17 (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements) and to reflect the region-based operational management structure implemented at the beginning of 2004.

(2)   Inter-segment turnover is determined based on direct costs plus a margin to reflect overhead costs and profit.

3.     Operating Profit

Operating profit is further analyzed as follows:

	16 weeks ended April 24, 2004	16 weeks ended April 19, 2003 (Restated)(1)
	(£ million)
Continuing operations
Turnover	369.1	368.7
Cost of sales	(209.8)	(205.7)
Gross profit	159.3	163.0
Distribution, selling and marketing costs	(117.6)	(115.2)
Administrative expenses	(29.4)	(32.3)
Other income	2.2	0.8
Group operating profit before goodwill and exceptional items	14.5	16.3
Operating exceptional items	(3.0)	(3.3)
Goodwill amortization	(11.2)	(11.2)
Group operating profit	0.3	1.8
Other exceptional income(2)	—	2.8
Share of operating profit in joint ventures	0.1	0.1
Operating profit	0.4	4.7

(1)   The amounts for 2003 have been restated following the adoption of FRS 17 (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements).

(2)   At December 28, 2002, the Group had paid £0.8 million to Nabisco in respect of the acquisition of Nabisco’s Middle Eastern operations. An agreement was reached with Nabisco, effective February 18, 2003, that the acquisition would not proceed. As a consequence, $4.8 million (approximately £3.0 million) was received from Nabisco. £0.8 million was in respect of amounts previously paid to Nabisco and the balance of £2.2 million was recorded as other exceptional income. In addition, the license agreement with Merola Finance B.V., a licensee of Nabisco, for the exclusive license of certain trademarks, was amended to exclude territories associated with the Middle Eastern business. A payment of $1.0 million (£0.6 million) was made by Nabisco as consideration for the exclusion of such territories and recorded as other exceptional income.

4.     Interest

	16 weeks ended April 24, 2004	16 weeks ended April 19, 2003
	(£ million)
Interest payable
Senior credit facility	6.8	8.5
Senior subordinated notes	8.6	7.5
Interest rate swaps	0.9	1.3
Bank loans and overdrafts	0.6	0.5
Interest payable to related companies	28.2	25.0
Amortization of finance charges	0.8	0.9
Exceptional amortization of finance charges(1)	—	11.9
	45.9	55.6
Interest receivable
Short-term deposits	0.6	0.5
Amortization of debt premium(2)	0.2	—
	0.8	0.5

	45.1	55.1

(1)   The unamortized portion of issue costs in connection with the Senior Credit Facility at April 8, 2003, were written off following the refinancing of this facility on April 9, 2003.

(2)   See Note 7 of Notes to the Unaudited Condensed Consolidated Financial Statements.

5.     Operating exceptional items

	16 weeks ended April 24, 2004	16 weeks ended April 19, 2003
	(£ million)

Factory closures and reorganization	3.0	3.3

	3.0	3.3

6.     Stocks

	At April 24, 2004	At January 3, 2004
	(£ million)
Raw materials and consumables	27.4	28.5
Work in progress	6.4	8.6
Finished goods	47.4	43.9
	81.2	81.0

There is no material difference between the replacement cost and historical cost of stocks.

7.     Borrowings

	At April 24, 2004	At January 3, 2004
	(£ million)
Bank Loans
Term loan A	204.7	245.4
Revolving credit	184.0	194.0
Senior credit facility	388.7	439.4

Debentures and other loans
10.750% Sterling senior subordinated notes due 2011(1)	169.8	120.0
10.625% Euro senior subordinated notes due 2011(1)	131.6	112.8
	301.4	232.8

Finance lease obligations	2.5	3.1

Total gross borrowings	692.6	675.3

Analysis by maturity
Repayable as follows:
After more than five years	293.8	232.8
Between four and five years	226.5	226.6
Between three and four years	72.4	72.6
Between two and three years	54.9	55.1
Between one and two years	35.7	46.2
	683.3	633.3
Under one year	1.7	42.0
	685.0	675.3
Add: Debt premium on senior subordinated notes(1)	7.6	—
Total gross borrowings	692.6	675.3
Less: Issue costs	(11.6)	(10.2)
	681.0	665.1
Less: Included in creditors: amounts falling due within one year	(0.9)	(40.3)
	680.1	624.8

(1)   On February 16, 2004 the Company issued £45.0 million additional 10.75% Senior Subordinated Sterling Notes due 2011 at a premium of 11% and €32.5 million additional 10.625% Senior Subordinated Euro Notes due 2011 at a premium of 13%, receiving total proceeds of £75.0 million. The additional notes have been issued on the same terms and under the same Indenture as the outstanding £120.0 million 10.75% Senior Subordinated Sterling Notes due 2011 and €160.0 million 10.625% Senior Subordinated Euro Notes due 2011 which were issued in April 2001. Of the proceeds, £1.0 million has been used to finance the issue costs, £40.0 million to prepay a portion of the Group’s senior credit facility and the remainder will be used to finance the acquisition of a Portuguese biscuit manufacturer and marketer, Triunfo Productos Alimanetarios S.A. The acquisition is currently subject to approval by the Portuguese competition authorities. The debt premium associated with the additional notes issued totaled £7.8 million which is to be amortized over the term of the notes. The notes are stated inclusive of the unamortized portion of the debt premium. During the first quarter, amortization credited was £0.2 million.

8.     Financial Commitments

On April 17, 2003, the Group signed a put and call option agreement to acquire a company that runs the business of supply and distribution of crisps and snack products via a van sales force. The option agreement provides security in relation to this route to market. It is anticipated that if the option had been exercised at the end of the first quarter of 2004, the cost of acquisition would not have exceeded £10.0 million.

9.     Post balance sheet events

On May 14, 2004 the Group announced its intention to sell its Benelux snacks business. A formal proposal regarding the sale has been put to our employee representatives in the Netherlands and Belgium.

UNITED BISCUITS FINANCE plc
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

United Biscuits Finance plc, together with its subsidiaries, is the largest manufacturer and marketer of biscuits in the United Kingdom and Iberia and the second largest manufacturer and marketer of biscuits in France, the Netherlands and Belgium. It is also the leading manufacturer and marketer of packaged nuts and the second largest manufacturer and marketer of savory snacks and crisps in the United Kingdom. References in this report to “UB Finance” are to United Biscuits Finance plc. Unless the context otherwise requires, “we,” “us,” “our”, the “company” and the “group” refer collectively to UB Finance and its subsidiaries.

Our operations are organized around three regions, the UK, Northern Europe and Southern Europe, and are managed through five business units:

UK	Markets and manufactures biscuits, cakes, savory snacks, packaged nuts and crisps in the United Kingdom and markets biscuits and cakes in the Republic of Ireland.

Northern Europe	Markets and manufactures biscuits in France, the Netherlands and Belgium.

Southern Europe	Markets and manufactures biscuits, dry dessert mixes, fruit juice, canned meat and tomato products in Iberia.

International Sales	Exports branded products to approximately 100 countries around the world through third party distributors.

Other	Our Benelux snacks business, which manufactures crisps and savory snacks in the Netherlands and markets them in Belgium, the Netherlands and Luxembourg.

The segmental performance analysis included in this discussion is based on these units.

Significant Factors Affecting Results of Operations

Our consolidated results of operations this quarter have been affected by a number of factors, including restructuring programs and our business strategy of profitable branded growth. In addition, the comparability of our results of operations for this quarter versus certain other quarters is affected by seasonality and our accounting periods.

Acquisitions and Dispositions

On February 20, 2004 we reached an agreement to purchase Triunfo Productos Alimentares S.A. (“Triunfo”) from Nutrinveste SGPS, S.A. for a price of approximately €40 million. The agreement is currently subject to the approval of the Portuguese competition authorities. Triunfo is the leading biscuit manufacturer in Portugal and holds some of the most prestigious brand names in the Portuguese biscuit sector, including Hookie, Clásicas, Waferland, Corintia and Chipmix. After completion, the acquisition will increase our existing turnover in the Portuguese biscuit market to approximately €55 million.

On May 14, 2004 we announced our intention to sell the Benelux Snacks business. A formal proposal for the sale of the business has been put to employee representatives in the Netherlands and Belgium.

Restructuring Programs

In 2001, our management, as part of their overall strategic review of the company, embarked on a comprehensive cost-saving program based on implementing operating efficiencies, improving our procurement process, eliminating overhead costs and rationalizing manufacturing capacity. During the first quarter of 2004, we continued to realize the benefits of our cost-saving initiatives.

Business Strategy

Our strategy revolves around delivering profitable branded growth funded by cost release. A key platform for this strategy is to ensure strong growth from our most important brands. During the first quarter of 2002, we completed our review of brand and market portfolio prioritization. We have prioritized our markets and identified brands that have a strong current consumer image, financial scale, high margins and growth potential. We continue to prioritize marketing support and innovation behind these priority brands to drive higher levels of profitable branded growth. The remaining branded and non-branded products will continue to be managed to maximize their profit contribution. During the first quarter of 2004, this strategy affected our results of operations, resulting in sales of the aforementioned prioritized brands growing by 1.9% compared to the results of operations for the first quarter of 2003, sales of branded products increased by 0.8% and sales overall increased by 0.1% compared to the first quarter of 2003.

Seasonality

Our sales are generally higher towards the end of the year because consumer demand for our products is typically higher during the Christmas and New Year holiday season. Our working capital position is also affected by the seasonality of our business as we build up inventories during the third fiscal quarter.

As a result of the seasonality of our sales and our fiscal accounting conventions (as discussed below), the results of our operations for any given fiscal quarter will not necessarily be indicative of our results for the full year.

Accounting Periods

Due to the nature of our business and the food industry in general, we manage our business and financial accounting on a weekly basis. Our fiscal year consists of 52 calendar weeks and is divided into 13 periods, with each consisting of four calendar weeks. Our first fiscal quarter consists of four four-week periods, or 16 weeks, and our remaining three fiscal quarters each consists of three four-week periods, or 12 weeks. Every five or six years, we lengthen the final period of our fiscal year to five weeks, in which event our fourth quarter consists of 13 weeks and our fiscal year consists of 53 weeks. The current fiscal year will consist of 52 weeks and will end on January 1, 2005.

As a result of our fiscal accounting conventions, our sales in the first fiscal quarter are generally higher than they are in the other three fiscal quarters.

Results of Operations

First Quarter of 2004 Compared to First Quarter of 2003

Turnover

We derive our sales from selling biscuits and savory snacks in the United Kingdom, Ireland, France, the Netherlands, Belgium and Germany and from our export business. We also derive revenues from selling biscuits, dry dessert mix, fruit juice, canned meat and tomato products in Iberia and in the Middle East.

	First Quarter
	2004	2003	%
	(£ millions)
Turnover from continuing operations	369.1	368.7	0.1

Turnover from continuing operations increased from £368.7 million in the first quarter of 2003 to £369.1 million in the first quarter of 2004, an increase of £0.4 million, or 0.1%, including currency translation losses of £1.4 million.

Our strategy in relation to our brands is to drive growth in our priority brand sales by providing increased focus and marketing investment behind our priority brands and to manage non-strategic brands and retailer brands to maximize profitability. We have made good progress in this strategy with total priority brand sales growth of 1.9% across our business.

Sales of total branded products increased by 0.8% due primarily to sales growth in both UK and Benelux snacks. Sales of non-branded products have decreased by 2.8%, principally due to decreased sales from our Benelux snacks business. This decrease excludes contracted sales to Danone to whom we continue to supply a small number of products. These sales decreased by 44.1% in the first quarter of 2004 compared to the first quarter of 2003. Additional details on our turnover are provided within the analysis of our segmental performance.

Cost of Sales

Our cost of sales includes the costs of ingredients, packaging materials, direct labor and manufacturing overhead. The major ingredients we use are sugar, fats and oils, cocoa, flour, nuts, fruits, dairy products and potatoes. Our labor costs include salaries, hourly wages and other direct costs of employment. Manufacturing overhead includes the cost of utilities, plant supervision and management costs, technical and engineering support costs, health and safety compliance costs, maintenance and insurance costs, quality control costs and depreciation expenses relating to manufacturing equipment.

	First Quarter
	2004	2003	%
	(£ millions)
Cost of sales from continuing operations	209.8	205.7	2.0

Cost of sales from continuing operations increased from £205.7 million in the first quarter of 2003 to £209.8 million in the first quarter of 2004. This is an increase of £4.1 million, or 2.0%,

which compares to a sales increase of 0.1%. This has resulted in a reduction in gross margin in the first quarter of 2004 compared to the first quarter of 2003, which is predominantly due to higher sales of lower margin products in our UK business, partially offset by savings generated by our cost-reduction strategy. This strategy includes the implementation of manufacturing efficiency projects and securing procurement savings through our ‘eSourcing’ initiative which allows suppliers to tender for contracts online. We are also continuing to implement changes in ways of working across our UK and Northern Europe supply chains.

Gross Profit

	First Quarter
	2004	2003	%
	(£ millions)
Gross profit from continuing operations	159.3	163.0	(2.3)

Gross profit decreased from £163.0 million in the first quarter of 2003 to £159.3 million in the first quarter of 2004, a decrease of £3.7 million, or 2.3%. This equates to a gross profit margin of 43.2% in the first quarter of 2004 compared to 44.2% in the first quarter of 2003. The decrease in gross margin is driven by higher sales of lower margin products and is partially offset by savings generated by production cost-reduction initiatives.

Distribution, Selling and Marketing Costs

Our distribution expenses represent the cost of warehousing our products and transporting them to our distributors and retail customers. Our selling expenses represent operating costs associated with our sales force, including employee compensation and commissions. Our marketing expenses consist of advertising expenses, the cost of promotions and marketing overhead costs. Our promotional costs include, among other things, discounts we give to retailers in connection with product-specific promotions. Our distribution, selling and marketing expenses also include costs associated with new product development.

	First Quarter
	2004	2003	%
	(£ millions)
Distribution, selling & marketing costs from continuing operations	117.6	115.2	2.1

Distribution, selling and marketing costs increased from £115.2 million in the first quarter of 2003 to £117.6 million in the first quarter of 2004, an increase of £2.4 million, or 2.1%. In line with our strategy of increasing investment across our priority brands, marketing expenditure has increased 2.1% from the first quarter of 2003 to the first quarter of 2004. The other categories of distribution, selling and marketing functional costs have also increased by 2.0% overall in the same period due to inflation and increases in connection with our key U.K. distribution channels. The overall increase has been partly offset by savings generated from our cost-savings initiatives.

Administrative Expenses

Our administrative expenses consist primarily of costs associated with our finance, human resources, procurement, information technology, research and development and general management functions. Research and development costs are incurred for the development of new products and the enhancement of existing products.

	First Quarter
	2004	2003	%
	(£ millions)
Administrative expenses from continuing operations(1)	29.4	32.3	(9.0)

(1)   Excluding operating exceptional items of £3.0 million (2003: £3.3 million), which are discussed separately.

Our administrative expenses decreased from £32.3 million to £29.4 million, a decrease of £2.9 million, or 9.0%. This decrease is due predominantly to a VAT refund in connection with our company cars and savings generated by our cost reduction initiatives.

The majority of administrative costs are directly related to the individual operations of our business units and are consequently charged to and reflected in the segmental operating results discussed below. The balance of administrative costs that are not included within the segmental results are considered central costs and represent corporate governance costs including executive costs, legal and company secretarial, pension administration, tax and treasury functions. These costs have decreased from £4.7 million in the first quarter of 2003 to £4.1 million in the first quarter of 2004, which reflects the implementation of cost-reduction initiatives offset by underlying inflationary increases.

Other Operating Income

Our other operating income consists principally of royalties received in connection with long-standing licensing arrangements for certain brands in Japan and the United States, the results of undertaking hedging in connection with foreign currency transactions, and any other amounts that arise from time to time that are appropriate to include as other income. Other operating income for the first quarter of 2004 amounted to £2.2 million.

Business Profit

Business profit is the primary measure by which our management monitors our business performance. Business profit represents the profit or loss from continuing operations before interest, tax, depreciation, amortization, share of profit of joint ventures and exceptional items. While business profit should not be considered as a substitute for operating profit and cash flows from operations, we believe it provides useful information regarding our ability to meet future debt service requirements.

	First Quarter
	2004	2003
	(£ millions)
Reconciliation of business profit to U.K. GAAP data:
Profit before interest	1.2	4.7
Share of profit of joint ventures	(0.1)	(0.1)
Depreciation	17.3	16.1
Goodwill amortization	11.2	11.2
Non-operating exceptionals	(0.8)	—
Other exceptional income	—	(2.8)
Operating exceptionals	3.0	3.3
Business profit	31.8	32.4

Business profit for the first quarter of 2004 was £31.8 million compared to £32.4 million in the first quarter of 2003, a decrease of £0.6 million, or 1.9%. The decrease in the first quarter of 2004 is as a result of higher sales of lower margin products in our UK business, inflation and increased marketing expenditure, partially offset by savings generated by our cost reduction initiatives and one-off benefits in administrative expenses.

Our business profit for the 53 weeks ended April 24, 2004, was £165.6 million compared to business profit of £166.2 million for the 53 weeks ended January 3, 2004.

Segmental Performance

UK

Turnover increased from £226.5 million in the first quarter of 2003 to £232.7 million in the first quarter of 2004, an increase of £6.2 million, or 2.7%. Excluding contract sales to Danone, sales increased by 3.1%.

McV Core sales increased by 2.3% in the first quarter of 2004 compared to the first quarter of 2003. This was predominantly due to “Every Day Biscuits” sales growth of 15% offset by lower “Every Day Treats” sales in the same period. McV a:m were supported by the launch of Granola bars and showed substantial sales growth in the first quarter of 2004 due to the comparison with the initial launch last year of the a:m range at the end of the first quarter of 2003. McVitie’s Jaffa sales increased by 10.7% in the first quarter of 2004 compared to the first quarter of 2003 due to an increased promotional and marketing campaign. Sales of both go ahead! and Penguin were lower during the first quarter of 2004 compared to 2003. This was due to increased competition in the healthier market segment for go ahead! and a reduced promotional program for Penguin. The decrease was partly offset by the launch, at the end of the first quarter of 2004, of go ahead! Yogurt Breaks and Crispy Rice Crackers. McVitie’s cake sales showed continued strong growth of 17.7% for the first quarter of 2004 compared to 2003 due to the continuing success of new ranges and products supported by the launch of McV Slices. In total, branded biscuit sales increased by 2.2% in the first quarter of 2004 compared to the first quarter of 2003. Non-branded sales increased by 8.5% and contract sales to Danone decreased by 44.1% in the same period. The Danone contract resulting from the UB acquisition was substantially reduced by the end of 2002, although we continued to supply a small number of lines. Overall, total biscuit sales increased 2.7% in the first quarter of 2004 compared to the first quarter of 2003.

The U.K. savory snacks market remained highly competitive, with Walkers (Pepsico) continuing to lead the market. Notwithstanding this, McCoys sales increased 18.0% in the first quarter of 2004 compared to the first quarter of 2003 due to increased promotional expenditure and a successful marketing campaign. Mini Cheddars sales also increased by 15.9% in the same period due to a successful promotional campaign and the continued success of sharing tubs, and Crinklys following the relaunch in September of 2003. Hula Hoops and Skips sales were both lower in the first quarter of 2004 compared to the first quarter of 2003. This was partly due to the comparison to a strong marketing campaign in the first quarter of 2003 and the competition for promotional activity in 2004. We continued to promote products displaying strong growth potential and profitability and to minimize the impact of lost sales due to intense competition within the market. In total, branded snacks sales increased by 3.9% in the first quarter of 2004 compared to the first quarter of 2003. Non-branded sales decreased by 6.0% in the same period. Overall, total snacks sales increased 2.6% in the first quarter of 2004 compared to the first quarter of 2003.

Business profit decreased from £25.0 million in the first quarter of 2003 to £23.1 million in the first quarter of 2004. This reduction was the result of increased promotional costs, higher sales of lower margin products and cost inflation, offset by savings generated by our cost saving initiatives. As a result our gross profit margin reduced from 57.9% to 55.8%.

In February 2003, following a detailed review of our UK biscuit manufacturing facilities, we announced a proposal to close our Ashby-de-la-Zouch biscuit factory by the end of 2004. Following the conclusion of an employee consultation process, we began transferring production to our other biscuit factories in the United Kingdom. By the end of the first quarter of 2004 we had transferred four plant lines, releasing 228 employees through the redundancy program.

Northern Europe

Sales decreased from £66.4 million in the first quarter of 2003 to £65.9 million in the first quarter of 2004, a decrease of 0.8%. In local currency, sales decreased by 0.1%, from €98.1 million in the first quarter of 2003 to €98.0 million in the first quarter of 2004. The lower sales were due predominantly to the impact of strong pricing pressures in the Netherlands.

Priority brand biscuit sales declined 2.3% and branded biscuit sales declined 4.0% in the first quarter of 2004 compared to the first quarter of 2003. This was due to lower sales of Sultana and Verkade product in the Netherlands. Sultana sales were 13.6% lower and Verkade sales were 13.5% lower in the first quarter of 2004 compared to the first quarter of 2003. This was due primarily to our rescheduling new product launches and promotional campaigns due to the current environment of strong pricing pressures in the Netherlands. BN sales decreased by 0.8% due to reduced consumer demand in France but this was partially offset by the launch of BN Choc + at the end of the first quarter of 2004. Sales of Delacre products in France increased by 6.2% due mainly to strong promotional activity in the first quarter of 2004.

We have managed our Northern Europe business through an extremely competitive phase in the Netherlands by maximizing the benefits from products that continue to display strong growth and minimizing the impact of lower sales on products subject to intense competition. Our strategy of focusing on higher margin products and driving manufacturing cost-savings has resulted in an increase in gross margin. Further cost-saving initiatives are being implemented which will drive improvements in manufacturing efficiency. In addition, we are progressing a project to harmonize and upgrade our Enterprise Resource Planning operating system. Cost savings have allowed us to maintain our marketing expenditure in the first quarter of 2004 compared to the first quarter of 2003. Notwithstanding the lower sales, and as a result of the improved gross profit margins and strict cost control, business profit of £2.8 million in the first quarter of 2003 increased to £3.6 million in the first quarter of 2004, an increase of 28.6%.

Southern Europe

Sales decreased from £52.6 million in the first quarter of 2003 to £52.3 million in the first quarter of 2004, a decrease of £0.3 million, or 0.6%. In local currency, sales increased by 1.2%, from €77.2 million in the first quarter of 2003 to €78.1 million in the first quarter of 2004.

Priority brand sales increased by 3.4% and branded sales increased by 0.8% in the first quarter of 2004 compared to the first quarter of 2003. Sales of Filipinos increased by 22.5% in the same period due to the continued success of new products such as Filipinos Holes launched in 2003 and support from a successful marketing and promotional campaign. Oreo sales also increased by 5.0% due to a strong promotional campaign. Fontenada sales decreased by 1.5% for the first quarter of 2004 compared to the first quarter of 2003. Lower sales were due to the 2004 marketing campaign taking place later in the first quarter of 2004 than in 2003, but were partially offset by the successful launch of Fontenada Sin in March 2004. Sales of Chiquilin decreased by 9.4% over the same period due predominantly to comparisons against the promotions of new products such as Chiquilin Energy in the first quarter of 2003. We also launched Geli-Fruit in March 2004 under our Royal brand. Overall the sales performance has been supported by a marketing expenditure increase of 4.0% in the first quarter of 2004 compared to the first quarter of 2003.

Business profit has remained at £7.0 million in the first quarter of 2004 compared to the first quarter of 2003. This reflects an increase in sales of higher margin products and cost-saving initiatives, offset by the increase in marketing expenditure.

On February 20, 2004 we reached an agreement to purchase Triunfo. The agreement is currently subject to the approval of the Portuguese competition authorities. Triunfo is the leading biscuit manufacturer in Portugal and holds some of the most prestigious brand names in the Portuguese biscuit sector, including Hookie, Clasicas, Waferland, Corintia and Chipmix.

International Sales

Our strategy for International Sales is to manage the existing portfolio of revenues to improve the overall profitability of the export business by prioritizing investment and reducing activity in nonprofitable areas. Sales decreased from £14.7 million in the first quarter of 2003 to £10.6 million in the first quarter of 2004. This decrease in sales was due to a reduction in biscuit sales to the United States, partially due to a weaker U.S. dollar affecting the translation to sterling and partially due to lower sales volume of Carr’s in the United States, a biscuit embargo in Nigeria and our exit from marginally profitable contracts in Germany.

Business profit decreased from £3.6 million to £3.1 million in the first quarter of 2004 compared to the first quarter of 2003. The overall profitability of the export segment decreased in the first quarter due to lower sales and the adverse effect of the U.S. dollar offset to some extent by increased sales of higher margin products and the successful implementation of price increases.

Other

Benelux snacks sales decreased from £8.5 million in the first quarter of 2003 to £7.6 million in the first quarter of 2004. Business loss for the first quarter of 2004 improved to £0.9 million, compared to £1.3 million for the first quarter of 2003. The snacks market has been particularly competitive in the Netherlands and Belgium and this resulted in lower overall sales. However, sales of our branded products almost doubled compared to the first quarter of 2003, but this was offset by a substantial reduction in non-branded sales. The change in the Benelux sales portfolio resulted in the reduced business loss.

On May 14, 2004 we announced our intention to sell the Benelux snacks business to Roger & Roger, a local snacks manufacturer. Our strategy is to focus on the biscuits markets across continental Western Europe and on the biscuits and snacks markets in the United Kingdom. A formal proposal for the sale of the business has been put to employee representatives in the Netherlands and Belgium.

Operating Exceptional Items

Operating exceptional items for the first quarter of 2004 totaled £3.0 million and consisted of £1.2 million in restructuring charges relating to the implementation of the ways of working review across our UK supply chain, £0.7 million relating to our Northern Europe overhead-reduction program, £0.8 million relating to the government-sponsored early retirement scheme in France entered into in 2002, and £0.3 million in connection with other overhead-reduction initiatives and manufacturing efficiency projects.

In the first quarter of 2003, operating exceptional items totaled £3.3 million and consisted of £1.5 million in restructuring charges relating to the implementation of the ways of working review across our UK supply chain, £0.6 million relating to our Northern Europe overhead-reduction program and £1.2 million in connection with other overhead-reduction initiatives and manufacturing efficiency projects.

Liquidity and Capital Resources

Overview

Our principal sources of funds are cash generated from our operating activities and long-term borrowings. Our principal uses of cash are to fund capital expenditures, the non-capital restructuring costs associated with implementing cost-saving initiatives, working capital and debt service and repayment obligations.

Cash Flows

Cash flow from operating activities

We had a net cash inflow of £25.7 million in respect of operating activities during the first quarter of 2004. This net inflow comprised £31.4 million generated from operations, £7.6 million expended on rationalization and exceptionals and a decrease in working capital of £1.9 million.

Cash flow from returns on investments and servicing of finance

In addition to cash flow from operating activities, we had net cash outflows from returns on investment and servicing of finance of £13.9 million relating principally to interest payments. The decrease of £11.2 million, compared to the first quarter of 2003, is due to the fact that senior facility interest, which would normally have been accrued at the end of the first quarter of 2003, was paid in the quarter as a result of the refinancing on April 9, 2003.

Cash flow from capital expenditure and financial investment

We had net cash outflows of £8.8 million relating to capital expenditures in the first quarter of 2004.

Other non-operating cash flows

We had no other non-operating cash flows in the first quarter of 2004. In the first quarter of 2003 we had other non-operating cash inflows of £3.6 million. This resulted from an agreement reached with Nabisco, effective February 18, 2003, that the acquisition of Nabisco’s Middle Eastern operations would not proceed. The sum of £3.0 million was received as an adjustment to the purchase price and a further £0.6 million was received as consideration for amending a license agreement to exclude territories associated with the Middle Eastern business.

Debt Service Obligations

Senior Credit Facility

Our senior credit facility agreement (“senior facility”) was entered into in connection with the UB acquisition. The loan facilities were used to finance the UB acquisition, support the refinancing of our senior subordinated bridge facility and the repayment, on May 1, 2001, of $125.0 million aggregate principal amount of 9% Notes due 2001. On April 9, 2003, following an amendment to the senior facility, the senior facility comprised a Term Loan A of £250.0 million and a revolving facility of £225.0 million. We borrowed the full £250.0 million of the term loan, of which £5.0 million was repaid as a scheduled repayment in October 2003, and borrowed £184.0 million under the revolving facility.

On February 13, 2004, after a presentation to the senior bank agent and the syndicate participants, we received a letter of consent from the senior bank agent to waive or amend some of the provisions of the senior facility to reflect, among other things:

•        a potential acquisition in Southern Europe, see “—Significant Factors Affecting our Results of Operations— Acquisitions and Dispositions;”

•        the issuance of new senior subordinated notes under the related indenture and the subsequent use of part of the proceeds to prepay £40.0 million of Term Loan A; and

•        revised financial covenant ratios.

On February 18, 2004 we repaid a further £40.0 million of our Term Loan A after we issued the new senior subordinated notes. See “—Senior Subordinated Notes.” The repayment, in accordance with the letter of consent, was allocated against the scheduled Term Loan A repayments due in 2004 and the balance thereafter was allocated against the Term Loan A scheduled repayment due in April 2005, leaving a balance of approximately £10 million repayable in April 2005.

As of April 24, 2004 we were scheduled to make the following principal repayments on the term loan under the senior facility:

Year	Total payment amount(1)
(£ million)
2005	35.0
2006	54.9
2007	72.4
2008	42.4
Total	204.7

(1)        Includes a euro tranche of €16.4 million outstanding on April 24, 2004. The debt outstanding reflects a favorable exchange movement of £0.3 million.

The revolving facility is available for general corporate purposes and allows for revolving advances, the provision of up to £35.0 million of ancillary facilities to cover the day-to-day banking requirements of subsidiary companies, and the issuance of letters of credit and bank guarantees up to an aggregate amount of £225.0 million outstanding at any time. Each advance made under the revolving facility must be repaid on the last day of each interest period relating to it, although amounts are available to be re-borrowed, subject to the maximum limit available under the facility.

In addition to the £184.0 million drawn down on April 9, 2003, an amount of £6.0 million has been drawn down as ancillary facilities under the revolving facility, to cover day-to-day requirements of the UK business. Of this sum, £4.8 million is for the provision of an overdraft facility and £1.2 million covers contingent liabilities, such as bank guarantees. There were no drawings under the overdraft facility as of April 24, 2004.

There is also a contingent liability for a £1.0 million letter of credit issued to Rabobank to cover an overdraft facility of £1.0 million for the group’s Dutch subsidiaries. There were no drawings under the Dutch facility as of April 24, 2004. At April 24, 2004, £34.0 million was available to be drawn down under the revolving facility.

Advances under the facilities bear interest at rates per annum equal to LIBOR (EURIBOR on the euro tranche) plus, where appropriate, any applicable mandatory liquid asset costs, plus a margin of 1.375% per annum. There is a margin adjustment mechanism in place and the margin may be reduced based on the ratio of total net debt to EBITDA (as defined in the senior facility) reflected in the financial statements delivered for the previous accounting quarter.

We are required to comply with financial covenants under the senior facility and these were revised as part of the new arrangements. The specified consolidated financial ratios for EBITDA to net cash interest and total net debt to EBITDA were amended. The requirement to maintain a cash flow to total debt service ratio was removed. We must now maintain:

•        EBITDA to net cash interest ratio ranging from 1.95 to 1.0 for the fiscal quarter ended April 24, 2004 to 3.25 to 1.0 for the fourth fiscal quarter of 2007 and for every fiscal quarter afterwards; and

•        total net debt to EBITDA ratio ranging from 5.1 to 1.0 for the fiscal quarter ended April 24, 2004 to 3.7 to 1.0 for the first fiscal quarter beginning in 2007 and 3.45 to 1.0 for every fiscal quarter afterwards.

The senior facility placed annual limits on our maximum capital expenditure. This requirement has now been amended and annual limits have been placed on our combined capital expenditure and restructuring costs. These limits decrease from year to year, from £122.7 million in 2004 down to £66.6 million in 2008 with the right to carry forward for one year any unspent capital expenditures, in any given year, of £15.0 million. We are currently in compliance with all of our financial covenants under the senior facility.

Senior Subordinated Notes

In April 2001, pursuant to an indenture dated April 17, 2001, UB Finance issued £120.0 million aggregate principal amount of Senior Subordinated Notes due 2011 bearing interest at a rate of 10¾% each year and €160.0 million aggregate principal amount of Senior Subordinated Notes due 2011 bearing interest at a rate of 10 5/8% each year (the “outstanding notes”), all of which were guaranteed by Regentrealm on an unsecured senior subordinated basis. Interest on the notes is due on April 15 and October 15 of each year. The outstanding notes are listed on the Luxembourg Stock Exchange.

On February 16, 2004, UB Finance issued additional notes under the same indenture as the outstanding notes, along with a supplemental indenture. We offered £45.0 million aggregate principal amount of 10¾% sterling denominated Senior Subordinated Notes due 2011 and €32.5 million aggregate principal amount of 10 5/8% euro denominated Senior Subordinated Notes due 2011 (the “new notes”). The price of the new Sterling notes was 111% plus accrued interest from October 15, 2003, and the price of the new Euro notes was 113% plus accrued interest from October 15, 2003. The new notes were listed on the Luxembourg Stock Exchange on April 15, 2004.

The new notes and the outstanding notes, together referred to as the “notes”, are treated as a single class of securities for all purposes under the indenture.

We may redeem the notes at any time on or after April 15, 2006. If we undergo a change of control or sell certain of our assets, we may be required to offer to purchase the notes from the noteholders.

We made an offer on May 13, 2004 to exchange the new notes for registered, publicly tradable notes (“exchange notes”) that have substantially identical terms as the notes. The offer closes on June 10, 2004. The exchange notes have been registered under the U.S. Securities Act of 1933, as amended. An application will be made to list the exchange notes on the Luxembourg Stock Exchange following the conclusion of the exchange offer process.

The gross proceeds from the sale of the new notes were approximately £75.0 million before deducting the estimated fees and expenses for the offering of approximately £2.2 million, including the initial purchaser’s commissions. We have used £40.0 million of these proceeds to prepay a portion of Term Loan A under the senior facility, pay the transaction fees from the offering and we will use proceeds to finance the approximately €40 million acquisition of Triunfo from Nutrinveste SGPS, S.A. In the event we do not consummate the Triunfo acquisition, we will be required to use the remaining proceeds to further prepay the senior facility.

We believe that the cash flow generated from our operating activities, together with borrowings under the senior facility, should be sufficient to fund our debt service requirements, working capital needs, anticipated capital expenditures and restructuring costs and other operating needs for the foreseeable future.